SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Three Months Ended March 31,
	2014		2013

Earnings
Pre-tax net income	$(7,321)		$9,557
Add:
Fixed charges	11,142		10,010
Noncontrolling interest	18		—
Earnings, as adjusted	$3,839		$19,567

Fixed charges
Interest expensed and capitalized	$10,222		$9,435
Amortized premiums, discounts and capitalized expenses related to indebtedness	912		567
Estimate of interest within rental expense	8		8
Fixed charges, as adjusted	11,142		10,010
Preferred stock dividends	2,561		304
Combined fixed charges and preferred stock dividends	$13,703		$10,314

Ratio of earnings to combined fixed charges and preferred stock dividends (1)	0.28	x	1.90	x

(1) The ratio coverage during the three months ended March 31, 2014 was less than 1:1. The registrant would have needed to generate additional earnings of $9.9 million to achieve a coverage of 1:1 during the three months ended March 31, 2014.